SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33706
Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of

1940

November 29, 2019

The following is a notice of applications for deregistration under section 8(f) of the Investment

Company Act of 1940 for the month of November 2019. A copy of each application may be

obtained via the Commission's website by searching for the file number, or for an applicant using

the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

An order granting each application will be issued unless the SEC orders a hearing. Interested

persons may request a hearing on any application by writing to the SEC's Secretary at the address

below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on December 24, 2019, and should

be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a

certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature

of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the

reason for the request, and the issues contested. Persons who wish to be notified of a hearing may

request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F

Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-

6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management,

Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Equity/Long Short Opportunities Fund [File No. 811-22611]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 11, 2019, applicant made a final liquidating distribution to its shareholders based on net asset value. Expenses of $285,369 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on September 18, 2019, and amended on November 13, 2019.

Applicant's Address: 50 South LaSalle Street, Chicago, Illinois 60603.

Forum ETF Trust [File No. 811-22679]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on August 20, 2019, and amended on November 1, 2019.

Applicant's Address: 3 Canal Plaza, Portland, Maine 04101-4080.

Guggenheim Floating Rate & Income Fund [File No. 811-22914]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed July 23, 2019, and amended on October 31, 2019.

Applicant's Address: 227 West Monroe Street, Chicago, Illinois 60606.

Guggenheim Global Equity Fund [File No. 811-23070]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed July 23, 2019, and amended on October 31, 2019.

Applicant's Address: 227 West Monroe Street, Chicago, Illinois 60606.

Guggenheim Middle Market & Income Fund [File No. 811-23021]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed July 23, 2019, and amended on October 31, 2019.

Applicant's Address: 227 West Monroe Street, Chicago, Illinois 60606.

John Hancock Investment Trust III [File No. 811-04630]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On May 17, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of approximately $2,000 incurred in connection with the liquidation were paid by applicant's investment adviser. Applicant has also retained $9,675 for the purpose of paying final accrued expenses and outstanding liabilities.

Filing Dates: The application was filed on September 6, 2019, and amended on November 14, 2019.

Applicant's Address: 200 Berkeley Street, Boston, Massachusetts 02116.

MarketShares ETF Trust [File No. 811-22817]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed July 15, 2019, and amended on October 31, 2019.

Applicant's Address: 4265 San Felipe, 8th Floor, Houston, Texas 77027.

Oaktree Funds [File No. 811-22997]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On

September 17, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $16,591 incurred in connection with the liquidation were paid by Oaktree High Yield Bond Fund, the sole series of the applicant.

Filing Dates: The application was filed on July 23, 2019, and amended on November 18, 2019.

Applicant's Address: 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.

Olstein Funds [File No. 811-09038]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Managed Portfolio Series, and on September 14, 2018, made a final distribution to its shareholders based on net asset value. Expenses of $428,352 incurred in connection with the reorganization were paid by the applicant and the applicant's investment adviser.

Filing Dates: The application was filed on August 26, 2019, and amended on October 30, 2019.

Applicant's Address: 4 Manhattanville Road, Purchase, New York 10577.

Oppenheimer Portfolio Series [File No. 811-21686]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Growth Series (Invesco Growth Series), and on May 24, 2019 made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Dates: The application was filed on September 12, 2019, and amended on October 30, 2019.

Applicant's Address: 6803 South Tucson Way, Centennial, Colorado 80112.

PSG Capital Management Trust [File No. 811-22657]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On July 29, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $8,074 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on August 22, 2019, and amended on November 4, 2019.

Applicant's Address: 8161 Maple Lawn Boulevard, Suite 400, Maple Law, Maryland 20759.

Trust for Advisor Solutions [File No. 811-21079]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Staar Disciplined Strategies Fund, a series of the Staar Investment Trust, and on March 28, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $12,447.25 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on September 6, 2019, and amended on November 6, 2019.

Applicant's Address: 8510 Colonnade Center Drive, Suite 150, Raleigh, North Carolina 27615.

Underlying Funds Trust [File No. 811-21895]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 26, 2017, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $2,348 incurred in connection with the liquidation were paid by applicant's investment adviser.

Filing Dates: The application was filed on September 6, 2019, and amended on November 6, 2019.

Applicant's Address: 8510 Colonnade Center Drive, Suite 150, Raleigh, North Carolina 27615.

Vanguard Morgan Growth Fund [File No. 811-01685]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Vanguard U.S. Growth Fund, a series of Vanguard World Fund, and on April 4, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $223,115.83 incurred in connection with the reorganization were paid by the applicant.

Filing Dates: The application was filed on July 16, 2019, and amended on November 8, 2019.

Applicant's Address: P.O. Box 2600, Valley Forge, Pennsylvania 19482.

For the Commission, by the Division of Investment Management, pursuant to delegated

authority.

Jill M. Peterson
Assistant Secretary